ANNUAL REPORT 2024

Table of Contents LET TER TO SHAREHOLDERS 3 At a Glance 5 2024 HIGHLIGHTS 8 Associate Engagement 8 Technical Capabilities 11 Financial Strength 12 COMMUNIT Y IMPACT 14 BANK LE ADERSHIP & LOCATIONS 16

LETTER TO SHAREHOLDERS

Fellow shareholders,

One of our colleagues shared the following quote from Seneca, who wrote this in his letters nearly 2,000 years ago:

> *"It is in no man's power to have whatever he wants, but he has it in his power not to wish for what he hasn't got, and cheerfully make the most of the things that do come his way."*

We find in it several lessons:

1. Don't wish for things we don't have.
2. Be thankful for what we do have.
3. A promise that things will come our way.
4. We control our mindset – our attitude – towards what we have, what we don't have and what comes our way. This is entirely liberating and holds great promise for all of us.

Past readers of this letter may find the passage above an unusual opening to our annual report letter, even for us. But we find the lessons of history illuminate our present situation and help us make better decisions for the future. Plus, as the world moves faster and becomes increasingly complicated, we value and yearn for simplicity. We like to think we (as an individual, organization or society) are breaking new ground, when in fact history gives us any number of examples of people who have faced what we face.

We learn from history, but we don't permit it to encrust dogmatic views that deny reality. We must and will evolve, adjusting our thinking to new evidence while remaining true to our bedrock principles.

	2024	2023	2024 Peer Median	PRK Percentile Rank vs. Peers
Return on Average Equity (ROAE)	12.65%	11.55%	9.56%	95th
Return on Average Assets (ROAA)	1.53%	1.27%	1.07%	100th
Net Interest Margin (NIM)	4.41%	4.11%	3.25%	95th
Efficiency Ratio	61.44%	65.87%	58.44%	35th
Earnings Per Share (EPS) – Diluted	$9.32	$7.80	N/A	N/A

Efficiency ratio is calculated by dividing total other expense by the sum of fully taxable equivalent net interest income and other income. Fully taxable equivalent net interest income includes the effects of taxable equivalent adjustments using a 21% federal corporate income tax rate. The taxable equivalent adjustments were $2.4 million and $3.7 million, respectively, for the years ended December 31, 2024 and 2023.

3

4 Financial performance ‒ solid, with room to improve Our five favorite numbers all improved over last year. This is a direct result of Park bankers seeing beyond themselves in service to others; and their dedication to excellence in executing their duties and applying imagination and creativity to improve customer experience. Last year’s financial performance was solid, yet we have plenty of room for improvement. Of our four favorite numbers that can be directly compared to peers (EPS is specific to each company's earnings and outstanding shares), we compare favorably in three. We ended 2024 in the 95th percentile compared to our peers in ROAE and NIM, and in the 100th percentile in ROAA. However, our efficiency ratio landed in the 35th percentile. In large part, this is because our non-interest expenses are roughly what one would expect from a bank with $15 billion in assets, not less than $10 billion. You may recall we consciously increased our technology, risk management, compliance and controls investments in anticipation of crossing $10 billion. We did this after speaking to others who had crossed without making these investments. They told us they found their momentum halted until they tightened up their ships. We listened, learned and invested ahead of time. Our investments reflect our desire to generate superior long-term earnings. We understand that our expense base ‒ at its current level ‒ is unsustainable, absent asset growth. We also understand that we can operate more efficiently. One may ask, “Why not try to be the low-cost provider? i.e., why not strive for the 90th percentile in efficiency ratio?” We will probably never be the low-cost provider. Physical facilities, technology, community support ‒ all require investment. And these are investments we are happy to make, for customers tell us they value human connections and digital elegance, with the option of engaging us anywhere on a continuum from in-person interactions to completely digital. We are happy to offer this flexibility, elegance and empathy … but it ain’t cheap. People will pay for value and that's what they tell us they receive from Park bankers. Change Often, we view change through our own lens. How will this change affect me? This is natural, but we attempt to see all change through the following lens: Will this change … • improve our customers’ experience with us? • save time, steps, clicks, rework, phone calls? • help us serve our communities more? • help us invite more customers and/or colleagues to Park? We know change disrupts. Some view disruption as unsettling; others view it as invigorating. We have found that almost every change will be embraced if there is a logical, perhaps even compelling, “Why we’re doing this” attached to the change. We have changed much over our 116 years and change will continue in the years to come. We change because: • The world changes. Preferences change. If we don’t change, we will become at best irrelevant and at worst, extinct. • We want to serve more customers, more. We must do all we can to be there for them ‒ today, tomorrow, forever.

- **A lack of change suggests we know that our current methods are the best.** This may be true … for the moment. But who among us would not concede that someone, somewhere, has figured out a better way?

- **Average stinks.** Very few, if any, Park bankers roll out of bed and say, "I can't wait to be average today." Excellence requires continuous improvement which requires change. Plus, excellence is more fun.

Trust and investments is now wealth management

Speaking of change, our trust team changed the name of what they do from trust and investments to wealth management. We found that many people were unaware that we manage money, investments and other assets.

The new title better aligns with what our current customers know and future customers expect. We have been entrusted with nearly $9 billion in assets under management by brilliant people who have the means and purpose to employ the most sophisticated advisors in the world. And they chose us. Why? Here's what they've told us:

- Park's risk/return strategy fits my views.
- Park's wealth management advisors are not commission driven. They have my best long-term interests in mind.
- I know my wealth management professional personally and he/she will answer my call when I have a question.
- Park's wealth management professionals are trustworthy, predictable and reliable. (Operating for 60+ years under only three leaders builds consistency!)

Why should you consider engaging our wealth management team? See above.

At a glance

Park National Corporation is a family of community banking teams that deliver an exceptional breadth and depth of resources to individuals and businesses. Our culture is deeply rooted in the values of service and philanthropy, and we believe strong communities are built with local volunteers, donations and leadership.

We believe the way we treat our customers, associates and communities is what sets us apart from the competition and sustains our success.

1,771	87	108	4
ASSOCIATES	OFFICES	ATMS	STATES

5

6 Forbes award Each day, you’ll find Park bankers rolling up their sleeves, serving in the community, helping customers and caring for each other. They don’t do it for a pat on the back. They do it simply because it is the right thing to do. Thus, we were delighted to announce to our colleagues last fall that we were named #1 Best Bank in Ohio by Forbes. This was not an award we sought, but one by which we were humbled and honored nonetheless. The bank-wide Spirit Week that followed was quite the celebration … see page 9. This recognition is not just an award; it is a testament to the hard work, dedication, and commitment of every single team member at Park National Bank. It highlights the excellent service and value our colleagues provide to our customers every day. We accept this recognition in the humble belief that we are making progress, and we remain eager to serve more. Artificial intelligence One of the most prevalent questions we received throughout last year (and into this one) was, “How are you positioned for artificial intelligence (AI)?” While any new tool, and that is how we consider AI, may offer possibilities, there is value in understanding the risks. Some see AI as a way to replace human interaction, human relationships and humans altogether; we see it differently. We’re thinking about how AI can enhance human relationships. We’re committed to scalability, efficiency and automation, but we’re looking to those things in service to human relationships, not as a way to diminish or avoid connecting with people. More to come … Hurricane Helene and response In October of 2024, upstate South Carolina and western North Carolina were rocked by rain and flooding brought on by Hurricane Helene. Communities reeled under as much as 29 inches of rain during the storm. Lives were lost. Businesses and homes were swept away. Power and water were severed. It was catastrophic. In the face of this onslaught, Park bankers did what they always do … they looked for ways to help others – neighbors, friends, customers, people they didn’t know. Local Park associates worked to keep cash flowing in communities with little power and internet access, while Park associates outside of the region loaded a trailer with generators, water, food, diapers, and formula and drove to Spartanburg to deliver items to those in need. All Park bankers played a role. It reminded us of Mother Teresa’s observation:: Not all of us can do great things, but we can do small things with great love. Park bankers did what they could, when they could, where they could, with great love. Seemingly small acts were not small to those on the receiving end. We were moved many times to tears by the outpouring of empathy, compassion and love for each other, our customers and our communities. We were surrounded by people who embodied what Abraham Lincoln called in his first inaugural address, … the better angels in our nature. You will see more stories about Park’s response to Hurricane Helene in our Community Impact Report.

7 Honoring legacies William T. McConnell (8/8/33-8/14/24) William T. (Bill) McConnell passed away on August 14, 2024 at age 91. Bill began his career with Park in 1960 as the bank’s first management trainee and retired as the Chairman of the Board in 2005. He continued to serve as a Park board member until 2015, at which time he concluded his Park career with 55 years of service. Anyone who knew Mr. McConnell or read his obituary understands this was a man of great presence and influence. His impact on our organization was profound and lasting. His belief in people was the cornerstone of his leadership philosophy. As he often said, If we have great people, strong capital and good earnings we have far more capability for change. We won’t reiterate his accomplishments here; that’s been done in many other places. Instead, we’ll leave you with a fond memory: David referred to Bill as “Mr. McConnell” for many years. Finally, Mr. McConnell said, “David, you can call me Bill” ‒ to which David replied, “Okay, Mr. McConnell.” Director Steve Kambeitz (6/26/58-11/2/24) In November, we lost a faithful board member and dear friend, Steve Kambeitz. Steve served on our board of directors since 2010, offering guidance gleaned from his decades-long banking career and entrepreneurial endeavors. The insights we've gained from listening to and learning from Steve are invaluable. Throughout his illness, Steve showed remarkable resilience and courage. He remained devoted to Park and all that is best for it. We will miss his wit, his wisdom and his compassion, and we stand ready to help Julie and Steve’s family when/where/how they think we can. Hug your family and friends today … Welcome new directors In July, we welcomed Kelly Gratz and Karen Morrison to our board of directors. Each brings wisdom, experience and a new lens to Park. Kelly’s expertise in customer experience, data and technology, and Karen’s experience in the healthcare industry position them to offer ideas and strategies that will enrich and enlarge our possibilities. We are grateful they are willing to share their considerable talents with us. Final thoughts We began this letter with a quote from Seneca. We end it with a quote from Epictetus: If someone is able to show me that what I think or do is not right, I will happily change, for I seek the truth, by which no one was ever truly harmed. It is the person who continues in his self-deception and ignorance who is harmed. One of our sayings around here is, “We don’t seek victory, we seek truth.” If we operate fully with this in mind (and avoid self-deception and eschew ignorance), we may accept whatever the world and/or our hard work supply us with equanimity and promise. Change is inevitable, and change in the pursuit of excellence is a worthy goal. We will change, with the unending goal of helping everyone with whom we come in contact flourish. That includes YOU. Thank you for your faith in Park National. Contact us if we may help in any way. David L. Trautman Matthew R. Miller C H A I R A N D C E O P R E S I D E N T

8 Associate Engagement ASSOCIATE RECOGNITION At Park, we love to celebrate our amazing associates for their work both inside and outside of our offices. Our information services, operations and business risk and controls teams honored 19 colleagues across eight categories for their accomplishments. At our annual SPARK conference, nine associates – one from each region or metro division – received Community Impact Awards for their selfless work within our communities. Our wealth management, retail banking, consumer lending, home lending, commercial banking and cash management teams recognized 44 associates for outstanding professional accomplishments in service to our customers and achievements in business growth. Park also invested $1.7 million in 2024 to award bonuses to our front-line and support teams. SUMMER OF CELEBR ATION We believe intentional recognition fosters a culture of belonging, excellence and motivation. In the summer, we host a variety of appreciation events thoughtfully selected and planned by our leaders. These activities create meaningful opportunities for colleagues to gather, celebrate achievements and deepen connections. This year, teams and families were invited to enjoy a day at the zoo with a free giraffe feeding experience, to participate in craft events, to attend live music performances, baseball games, picnics and an afternoon at Top Golf – always a favorite. The events go beyond saying thank you, they boost morale, strengthen relationships and reaffirm our commitment to our people. BANK AWARDS At Park, our bankers are driven by purpose. A common desire to help people fuels the work we do. We often say, "Do the right thing even though no one is looking." In 2024, several organizations noticed the good work of our team of dedicated bankers, making it big year for honors and recognition. Twenty-five corporate, regional, local and individual honors were received highlighting community impact, customer service, industry excellence and leadership. Our bankers enjoyed celebrating our #1 Best Bank in Ohio award from Forbes with a bank-wide Spirit Week in September.

9 “The Forbes' recognition inspires each of us to provide the ultimate customer experience for those we serve. I'm proud to say I work for the best bank in Ohio!” Karen Rice, Retail experience officer

10 “The customers I’ve helped have their account open in just a few minutes. The process is so much simpler. It’s easy for us and easy for the customer!” Sherry Mitchell, Digital personal banker

11 ACCOUNT OPENING UPGR ADE Digital experiences and customer expectations have evolved significantly since Park first launched online account opening more than a decade ago. In research and interviews, customers and prospects told us they valued intuitive, self-service experiences whether opening an account in a branch or digitally. In 2024, Park launched a new account opening platform, powered by an industry leader, MANTL. A key feature is the ability to open an account from start to finish in less than five minutes. The rollout is part of the bank’s larger initiative to increase deposits as we strive to help more of our neighbors with financial solutions. WEALTH ONLINE AND GO RETIRE Wealth management unveiled Wealth Online, a new platform designed to improve the client experience with seamless money management and financial plan integration. Featuring interactive dashboards, a secure document hub, and a personalized newsfeed, clients can easily access performance data and communicate with their financial team. A new mobile app takes convenience even further, providing wealth access anytime, anywhere. Additionally, our retirement plan services team launched GoRetire, a robust platform empowering plan sponsors and participants with streamlined tools to monitor accounts, adjust investments, and track retirement goals – all designed to elevate service and simplify retirement planning. AUTOMATED VALUATION Park has embraced technological advancements that allow us to serve more customers with better experiences and greater efficiency. For example, in 2024, our home lending team implemented an automated solution for providing home valuations for residential loans. Formerly a very manual process, now automated valuation efficiently and effectively provides quick, reliable property values, resulting in faster closings for home equity loans. Technical Capabilities

12 LOAN AND DEPOSIT GROW TH Growth in both loans and deposits contributed to Park’s solid financial performance in 2024. Deposits grew 2.7 percent overall. Core deposits remain a steady source of lower-cost funding. Overall, loans grew by 4.6 percent. We saw larger increases in the metro region, where loan growth was 19.6 percent for the year. Home lenders helped many first-time homebuyers take advantage of assistance programs, including Park’s own Home Loan Grant Program in Columbus. Similar programs to promote homeownership by providing grant funds were launched in Cincinnati, Dayton, Mansfield, Louisville, Charlotte, Spartanburg, Greenville and Asheville. NEW LOCATIONS TO BET TER SERVE OUR COMMUNITIES In 2024, we took steps to expand our footprint and better serve our customers. Our Louisville Office (KY) relocated to a much-larger office in the Spring River Business Park. The new location is easier to access, has increased visibility and gives us room to grow with space for up to 35 associates. We again expanded our presence in Franklin County, opening two new offices to further anchor us in the Columbus (OH) area. Each office hosted an open house to welcome customers to the new locations. Inspired by the incredible growth in Charlotte (NC) and surrounding cities, we opened a de novo commercial loan production office in Raleigh (NC) to serve the needs of the growing business community. BANK LIKE A VIP! As the needs of our customers change, so do our products. In 2024, we rolled out the red carpet along with our new VIP checking, savings and money market accounts to celebrate the Very Important People in our communities – people from all walks of life who show up and put in the work to build a life for themselves and those they love. Each account has unique features that give customers the flexibility and benefits they deserve, plus a little more than they might expect – their own personal banker, because life’s just easier when your personal banker is a chat away. At Park, all of our customers are treated like VIPs. Financial Strength

“One of the great things about working with Park is that we have a local banker. Don knows our business; he understands what kind of different challenges we’re facing and he's there to help us.” Leslie Weist, Michael Byrne Manufacturing

14 PROUD TO SERVE YOU We believe the only way for a bank to truly give its customers the service they deserve is to be a part of their community. And when you belong to something as special as that, investing time and money in places just a few sidewalks away becomes second nature. From big cities to small towns, we are proud to serve our communities. Last year we volunteered more than 23,000 hours and donated more than $4.8 million dollars to local charities and community organizations. Lending a hand to a neighbor and investing in the people and places around us is the right thing to do, and we do it gladly. SUPPORTING THE UNITED WAY At Park, we have a long-standing tradition of supporting United Way chapters within our communities. When associates contribute to the Employee Community Service Fund directly from their paychecks, that money goes to their local United Way chapters, and the Park Foundation matches their gifts to double the impact. In 2024, including associate donations and fund matches, we donated more than $1 million to our local United Way chapters! Community Impact To view our 2024 Community Impact Report, please visit parknationalbank.com/community

15 $4,870,044 C O M M U N I T Y D O N AT I O N S 23,160 V O L U N T E E R H O U R S 1,179 O R G A N I Z AT I O N S

16 Bank Leadership Todd Bogdan Adrienne Brokaw Brady Burt Bryan Campolo Tom Cummiskey Chief Operations Officer Chief Auditor Chief Financial Officer Chief Credit Officer Chief Wealth & Trust Officer Malory Dcosta Mark Miller Matt Miller Cheryl Snyder David Trautman Chief Information Officer Corporate Services Director President Chief Retail Lending Officer Chair & CEO Laura Tussing Jeff Wilson Chief Banking Officer Chief Risk Officer

Board of Directors



Donna M. Alvarado
President
Aguila International
Director since 2013



Frederic Bertley, Ph.D.
President & CEO
COSI
Director since 2021



C. Daniel DeLawder
Chair, Executive Committee
Park National Corporation
Director since 1994



F. W. Englefield IV
President
Englefield, Inc.
Director since 2005



Kelly K. Gratz
President & CEO
G2O
Director since 2024



Jason N. Judd
Executive Vice President & CFO
Safelite Group, Inc.
Director since 2019



Timothy S. McLain
Principal
Dark Horse CPAs
Director since 2010



D. Byrd Miller III
Retired
William Barnet & Son, LLC
Director since 2022



Matthew R. Miller
President
Park National Corporation
Director since 2019



Karen A. Morrison
President
OhioHealth Foundation
Director since 2024



Robert E. O'Neill
President
Southgate Corporation
Director since 2013



Mark R. Ramser
President
Ohio Cumberland Gas Company
Director since 2019



David L. Trautman
Chair & CEO
Park National Corporation
Director since 2005



Leon Zazworsky
President
Mid State Systems, Inc
Director since 2003

Executive Officers

Brady T. Burt
Chief Financial Officer

Matthew R. Miller
President

David L. Trautman
Chair and CEO

17

Advisory Board Members

CAROLINA REGION

Vic Bailey III
Vic Bailey Automotive

David G. Barnett
Retired, Park National Bank

Carl R. Bartlett
Retired, Wachovia

W. Louis Bissette Jr.
McGuire, Wood & Bissette Law Firm

Terrence L. Cash
Caman Group, Inc.

Norman H. Chapman
Inman Mills

T. Alexander Evins
Parker Poe Adams & Bernstein, LLP

George M. Groome
Retired, Colton, Groome & Company

John D. Kimberly
Park National Bank

Samuel H. Maw Jr.
Retired, Denny's, Inc.

D. Byrd Miller III
Retired, William Barnet & Son, LLC

John S. Poole
Retired, Carolina Alliance Bank

William Allen Rogers II
Ewing Capital Partners, LLC/Allen C. Ewing & Co.

William Ronald Shaw
Shaw Resources

Cheryl L. Snyder
Park National Bank

Laura E. Stille
Fretwell Partners

Mary L. Thomas
CF Leads

Larry A. Webb
KDS Commercial Properties, Webb Development, LLC

W. Lewis White Sr.
W. Lewis White Company, Inc.

CENTRAL REGION

Dean DeRolph
Retired, Kumler Collision and Automotive

Jennifer Johns Friel
Midwest Fabricating Company

Leonard F. Gorsuch
Fairfield Homes/Gorsuch Construction

James L. McLain II
J. McLain CPA Group

S. Alan Risch
Risch Drug Stores

Laura F. Tussing
Park National Bank

Jennifer Gorsuch Walters
Fairfield Homes/Gorsuch Construction

Stephen G. Wells
Retired, Park National Bank

CHARLOTTE METRO

Stephen A. Arnall
Capitala Group

Kenneth R. Beuley
The Keith Corporation

Jack M. Cathey, Ph.D.
University of North Carolina at Charlotte

Louis Foreman
Enventys

Charles T. Hodges
New Forum, Inc.

David L. Hood Jr.
Hood, Hargett & Associates

Timothy J. Ignasher
Park National Bank

Christine Mackie
Zippy Ice

Dennis W. Moser
The Moser Group

Donald Philip Renaldo, M.D.
Donald Automotive Group

Sara C. White
Mooresville Realty

EAST REGION

Daniel J. Atkinson
Muskingum Valley Health Centers

Michael L. Bennett
Second Capital Consulting, LLC

Julie A. Brown
Fink's Harley-Davidson, Southside Collision, Fink's Quality Cars and Fink's Custom Vans

Clinton W. Cameron
Cameron Drilling Company

Ward D. Coffman III
Coffman Law Offices

Scott D. Eickelberger
Kincaid, Taylor and Geyer Law Offices

Susan K. Hasseler, Ph.D.
Muskingum University

Patrick L. Hennessey
P&D Transportation, Inc.

Susan S. Holdren
J.W. & M.H. Straker Charitable Foundation

Henry C. Littick II
Southeastern Ohio Broadcasting Systems

Thomas M. Lyall
Retired, Park National Bank

Timothy S. McLain, CPA
Dark Horse CPAs

Patrick L. Nash
Park National Bank

Timothy J. Thompson
Primary Aim

NORTH REGION

Timothy R. Cowen
Cowen Truck Line

Elizabeth A. DeLaney
Spherion Mid-Ohio Employment Services

Lois J. Fisher
Lois J. Fisher & Associates

Jay P. Goyal
Goyal Industries, Inc.

Christopher R. Hiner
Park National Bank

Korey M. Kidwell
Kidwell & Cunningham, Ltd.

Michael L. Kocher
MKB Farms, Ltd.

William B. Levering
Levering Management, Inc.

Daniel L. Mathie
Critchfield, Critchfield & Johnston, Ltd.

Matthew D. Miller
City of Ashland, Ohio

Jeffrey S. Monica
McDonald's

Mark R. Ramser
Ohio Cumberland Gas Co.

Kim M. Rose
Critchfield, Critchfield & Johnston, Ltd.

Gordon E. Yance
Retired, Park National Bank

WEST REGION

Steven C. Badgett
Retired, Park National Bank

Tamara L. Baird-Ganley
Baird Funeral Home

Tyeis Baker-Baumann
Retired business owner

John A. Brown
Park National Bank

Travis J. Faber
Faber & Associates

Terri J. Flood
Wayne Health Care

Jeffrey E. Hittle
Hittle Buick GMC

Alicia Sweet Hupp
Sweet Manufacturing Company

Timothy Johnston
Retired

John McKinnon
Clark Schaffer Hackett & Co.

Scott D. Michael
Michael Farms

W. Samuel Robinson
Retired, Murray Wells Wendeln & Robinson, CPAs

Carolina REGION

TOTAL LOANS



$760mm
$570mm
$380mm
$190mm
$596
$654
$715
2022
2023
2024

TOTAL DEPOSITS



$720mm
$540mm
$360mm
$180mm
$702
$624
$647
2022
2023
2024

WEALTH ASSETS



$74.0mm
$55.5mm
$37.0mm
$18.5mm
$30.0
$68.4
$65.0
2022
2023
2024

85 ASSOCIATES

7 OFFICES

7 ATMS

$358,223 COMMUNITY DONATIONS

1,894 VOLUNTEER HOURS



REGIONAL PRESIDENT

John Kimberly
200 South Church Street
Spartanburg, SC 29306

864-208-0844

john.kimberly@parknationalbank.com

REGIONAL LEADERS

Tim Camp | Commercial Banking

Coleman Edmunds | Retail Banking

Leslie Minnis | Home Lending

Jim Honeycutt | Wealth Management

COUNTIES SERVED

Buncombe, NC	Anderson, SC	Pickens, SC
Henderson, NC	Greenville, SC	Spartanburg, SC



19

Central Ohio REGION

TOTAL LOANS


$1.30B
$0.98B
$0.65B
$0.33B
$1.20B
$1.21B
$1.18B
2022
2023
2024

TOTAL DEPOSITS


$2.20B
$1.65B
$1.10B
$0.55B
$2.10B
$1.96B
$1.98B
2022
2023
2024

WEALTH ASSETS


$4.00B
$3.00B
$2.00B
$1.00B
$3.43B
$3.58B
$3.66B
2022
2023
2024

186 ASSOCIATES

15 OFFICES

28 ATMS

$1,107,610 COMMUNITY DONATIONS

6,467 VOLUNTEER HOURS



REGIONAL PRESIDENT

Laura Tussing
50 North Third Street
Newark, OH 43055
740-681-8218
laura.tussing@parknationalbank.com

REGIONAL LEADERS

Corey Alton | Commercial Banking
Erica Chance | Consumer Lending
Eric Croft | Retail Banking
Luann Snyder | Wealth Management
Rob Springer | Consumer Lending Director
Tina Taley | Home Lending

COUNTIES SERVED

Fairfield Franklin Hocking Licking



20

Eastern Ohio REGION

TOTAL LOANS



$650mm
$488mm
$325mm
$163mm
$598
$603
$596
2022
2023
2024

TOTAL DEPOSITS



$920mm
$690mm
$460mm
$230mm
$912
$846
$858
2022
2023
2024

WEALTH ASSETS



$900mm
$675mm
$450mm
$225mm
$552
$802
$882
2022
2023
2024

96 ASSOCIATES

9 OFFICES

10 ATMS

$367,586 COMMUNITY DONATIONS

2,420 VOLUNTEER HOURS



REGIONAL PRESIDENT

Patrick Nash
505 Market Street
Zanesville, OH 43701

740-455-7207

patrick.nash@parknationalbank.com

REGIONAL LEADERS

Matt Colwell | Consumer Lending
Steve Haren | Retail Banking
Jody Spencer | Wealth Management
Tina Taley | Home Lending
Alton Thompson | Commercial Banking

COUNTIES SERVED

Coshocton Muskingum Perry Tuscarawas



21

Northern Ohio REGION

TOTAL LOANS


$1.50B
$1.13B
$0.75B
$0.38B
$1.32B
$1.36B
$1.37B
2022
2023
2024

TOTAL DEPOSITS


$2.20B
$1.65B
$1.10B
$0.55B
$2.02B
$1.85B
$1.90B
2022
2023
2024

WEALTH ASSETS


$1.60B
$1.20B
$0.80B
$0.40B
$1.13B
$1.36B
$1.45B
2022
2023
2024

215
ASSOCIATES

22
OFFICES

32
ATMS

$762,322
COMMUNITY DONATIONS

5,391
VOLUNTEER HOURS



REGIONAL PRESIDENT

Chris Hiner
3 North Main Street
Mansfield, OH 44902
419-524-3370
chris.hiner@parknationalbank.com

REGIONAL LEADERS

Rachelle Dallas | Retail Banking
Jessica Davis | Home Lending
Todd Hawkins | Wealth Management
James Hobson | Commercial Banking
Jerry Simon | Consumer Lending
Ryan Smith | Home Lending

COUNTIES SERVED

Ashland	Holmes	Marion	Richland
Crawford	Knox	Morrow	



22

Western Ohio REGION

TOTAL LOANS


$1.10B
$0.83B
$0.55B
$0.28B
$0.97B
$1.01B
$1.00B
2022
2023
2024

TOTAL DEPOSITS


$1.80B
$1.35B
$0.90B
$0.45B
$1.70B
$1.63B
$1.62B
2022
2023
2024

WEALTH ASSETS


$1.60B
$1.20B
$0.80B
$0.40B
$1.06B
$1.25B
$1.47B
2022
2023
2024

173
ASSOCIATES

20
OFFICES

25
ATMS

$538,963
COMMUNITY DONATIONS

2,814
VOLUNTEER HOURS



REGIONAL PRESIDENT

John Brown
40 South Limestone Street
Springfield, OH 45502
937-324-6877
john.brown@parknationalbank.com

REGIONAL LEADERS

Connie Craig | Retail Banking
Kim Cunningham | Home Lending
Ken Magoteaux | Wealth Management
Eric McKee | Consumer Lending
Scott Rasor | Home Lending
Pat Rastatter | Commercial Banking

COUNTIES SERVED

Champaign
Clark
Darke
Greene
Mercer
Miami



23

Metro REGION

TOTAL LOANS


$2.40B
$1.80B
$1.20B
$0.60B
$1.73B
$1.91B
$2.29B
2022
2023
2024

TOTAL DEPOSITS


$1,100mm
$825mm
$550mm
$275mm
$914
$896
$999
2022
2023
2024

WEALTH ASSETS


$1.40B
$1.05B
$0.70B
$0.35B
$0.96B
$1.13B
$1.23B
2022
2023
2024

166 ASSOCIATES

13 OFFICES

6 ATMS

$902,062 COMMUNITY DONATIONS

4,067 VOLUNTEER HOURS

MARKET PRESIDENTS



Bryant Fox
3825 Edwards Road
Cincinnati, OH 45209
513-718-6057
bryant.fox@parknationalbank.com



Tim Ignasher
1300 Baxter Street
Charlotte, NC 28204
704-943-5757
tim.ignasher@parknationalbank.com



W. Andrew Holden
2305 River Road
Louisville, KY 40206
502-975-7170
andrew.holden@parknationalbank.com



Brady Waltz
200 South Civic Center Drive
Columbus, OH 43215
614-228-9915
brady.waltz@parknationalbank.com

REGIONAL LEADERS Jana Beal | Retail Banking   Brian Elder | Community Home Lending & Development

COUNTIES SERVED

Jefferson, KY
Guilford, NC
Mecklenburg, NC
Wake, NC
Clermont, OH
Franklin, OH
Hamilton, OH



24

Specialty Finance DIVISION

SCOPE AIRCRAFT FINANCE TOTAL LOANS



$350mm
$263mm
$175mm
$88mm
$296
$295
$314
2022
2023
2024

STRUCTURED WAREHOUSE TOTAL LOANS



$450mm
$338mm
$225mm
$113mm
$417
$414
$325
2022
2023
2024

38
ASSOCIATES

1
OFFICE

$15,829
COMMUNITY DONATIONS

107
VOLUNTEER HOURS



SCOPE AIRCRAFT FINANCE

Michael Smith
200 South Civic Center Drive
Suite 110
Columbus, OH 43215
614-228-5144
mjsmith@scopeair.com



STRUCTURED WAREHOUSE

Jeff Gluntz
200 South Civic Center Drive
Suite 800
Columbus, OH 43215
614-228-5019
jeff.gluntz@parknationalbank.com

A special congratulations to Scope as the team celebrates 50 years of serving customers and communities. We commemorated the milestone with an updated, modernized logo.

SCOPE
AIRCRAFT FINANCE

50 YEARS

25

26 Stock Listing NYSE AMERICAN Symbol – PRK CUSIP #700658107 General Shareholder Inquiries Park National Corporation Brady Burt, Chief Financial Officer and Secretary 51 North Third Street Post Office Box 3500 Newark, Ohio 43058-9983 740-399-5516 investor@parknationalbank.com Dividend Reinvestment Plan Park offers a plan whereby participating shareholders can purchase additional Park National Corporation common shares through automatic reinvestment of their regular quarterly cash dividends. All commissions and fees connected with the purchase and safekeeping of the common shares are paid by Park. Details of the plan and an enrollment card can be obtained by contacting Park’s stock transfer agent and registrar as indicated below. Direct Deposit of Dividends Park shareholders may have their dividend payments directly deposited into their checking, savings or money market account. This direct deposit of dividends is free for all shareholders. If you have any questions or need an enrollment form, please contact Park’s stock transfer agent and registrar as indicated below. Stock Transfer Agent and Registrar Broadridge Shareholder Services: P.O. Box 1342, Brentwood, NY 11717 844-976-0739 | shareholder@broadridge.com | https://shareholder.broadridge.com/prk Overnight mail: Broadridge Shareholder Services, Attn: IWS: 1155 Long Island Avenue, Edgewood, NY 11717 Form 10-K All forms filed by the Corporation with the SEC (including our Form 10-K for 2024) are available on our website by clicking on the “SEC Filings” section and then the “Documents/SEC Filings” section of the “Investor Relations” page. These forms may also be obtained, without charge, by contacting the Secretary as indicated above. Website parknationalcorp.com Shareholder Information

27

parknationalcorp.com 50 North Third Street, Newark, OH 43055